December 7, 2020

Edwin Kim

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Registration Statement of Form S-1

Originally Filed August 20, 2020

File No. 333-248196

Dear Mr. Kim:

As requested, please find the following proposed revisions to the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  Upon effectiveness, these changes will be made to the Registration Statement pursuant to a Form 424 Supplement.  The Company is also requesting an acceleration of effectiveness simultaneous with this correspondence.

Change to Cover Page:

The first paragraph of the Cover Page will be amended as follows:

This prospectus relates to the offer and resale of 41,805,247 shares of our common stock (the “Resell Shares”) by certain shareholders of the Company (“Selling Shareholders”).  All of the Resell Shares, when sold, shall be sold by the Selling Shareholders at a fixed price of $0.08 per share until such time that the Company’s stock is listed and quoted on the OTCQB market or other qualifying market.

Changes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following updates and replaces the following paragraphs found in the prospectus:

Future Financings

We will continue to rely on equity sales of our Common Shares in order to continue to fund our business operations.  Issuances of additional shares will result in dilution to existing stockholders.  There is no assurance that we will achieve any additional sales of the equity securities or arrange for debt or other financing to fund planned acquisitions and exploration activities.

On November 13, 2020, the Company filed a Form 1-A in connection with its offering of up to $14,500,000 in common shares pursuant to an exemption under Regulation A.  There is no certainty that the offering will be qualified by the SEC or that the Company will raise any funds under the planned offering.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing, including our pending offering under Regulation A, to pursue any extensive acquisitions and activities. At April 30, 2020, the Company has not recognized significant revenue, has a working capital deficit of $3,134,878, and has an accumulated deficit of $7,521,745. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements included in this Form S-1 does not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.